# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DANA INC, CIK 0000026780
CUSIP: 235825205
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3939 TECHNOLOGY DRIVE, MAUMEE, Ohio (OH), 43537
Date of event which requires filing of this statement: 06/17/2025
Amends the filing with accession number 0001539497-22-000021
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Partners Master Fund LP (CIK 0001322827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Offshore LP (CIK 0001322825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Partners LP (CIK 0001313666): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Onshore LP (CIK 0001322826): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Capital LP (CIK 0001412093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- IPH GP LLC (CIK 0001412091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Enterprises Holdings L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Icahn Enterprises G.P. Inc. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Beckton Corp. (CIK 0001080113): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: DANA INC
Address of issuer's principal executive offices: 3939 TECHNOLOGY DRIVE, MAUMEE, Ohio (OH), 43537
Comment: This statement constitutes Amendment No. 4 to the Schedule 13D (as amended, the "Schedule 13D") relating to shares of the common stock, par value $0.01 per share (the "Shares"), of Dana Incorporated, a Delaware corporation (the "Issuer"), and hereby amends the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on December 28, 2021. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On June 17, 2025, the Reporting Persons entered into a Block Trade Purchase Agreement (the "Purchase Agreement") with the Issuer pursuant to which the Reporting Persons agreed to sell to the Issuer an aggregate of 14,286,505 Shares, at a price of $17.58 per share. In accordance with the terms of the Nomination Agreement, the two Icahn Designees (as such term is defined in the Nomination Agreement) resigned from the Issuer's board of directors effective as of June 17, 2025. In connection with the transactions contemplated by the Purchase Agreement, the Issuer and the Reporting Persons mutually agreed to terminate the Nomination Agreement effective as of June 17, 2025. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed herewith as an exhibit and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the transactions reported in this Schedule 13D, the Reporting Persons may be deemed to beneficially own 0 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the transactions reported in this Schedule 13D, the Reporting Persons may be deemed to beneficially own 0 Shares.
Transactions in the class effected during the past sixty days: Pursuant to the terms of the Purchase Agreement, on June 17, 2025, Icahn Partners LP agreed to sell 8,350,358 Shares and Icahn Partners Master Fund LP agreed to sell 5,936,147 Shares, in each case at a price of $17.58 per share, to the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions reported in this Schedule 13D, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth above in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit:

1. Block Trade Purchase Agreement, dated June 17, 2025, between the Reporting Persons and the Issuer.

## Signatures
- Icahn Partners Master Fund LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (06/18/2025)
- Icahn Offshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (06/18/2025)
- Icahn Partners LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (06/18/2025)
- Icahn Onshore LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (06/18/2025)
- Icahn Capital LP: /s/ Jesse Lynn, Jesse Lynn / Chief Operating Officer (06/18/2025)
- IPH GP LLC: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (06/18/2025)
- Icahn Enterprises Holdings L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (06/18/2025)
- Icahn Enterprises G.P. Inc.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer (06/18/2025)
- Beckton Corp.: /s/ Ted Papapostolou, Ted Papapostolou / Vice President (06/18/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (06/18/2025)